SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:   Directorate Change

10
 December
 2009

AVIVA APPOINTS MICHAEL HAWKER AS NON-EXECUTIVE DIRECTOR

Aviva plc ("Aviva") has appointed Michael Hawker as an independent non-executive director with effect from
1
st
 January
 2010.

Michael
Hawker was
 chief executive
and managing director
of Insurance Australia
 Group, the largest general insurance
company in Australia
, from
November

2001
 to
May
 2008
 and is currently an
advisory board director

at GEMS, the Hong
-Kong based private equity firm and a non-executive director of Australian Rugby Union.

Michael
 Hawker has extensive experience in financial services: he
was
 a group executive
at Westpac
 Banking Corporation
, responsible for leading its retail and business banking operations in Australia
and
New Zealand
 and has
 held a number of senior capital markets roles at
 Citibank both in
Australia
 and
Europe
.

Lord Sharman of Redlynch, chairman, said: "
Michael Hawker is
 a very welcome addition to
Aviva
's
 board. Michael's
deep understanding of insurance and financial markets and his experience of leading large customer focused businesses will be invaluable to Aviva
."

- ends -

Enquiries:

Media
Hayley Stimpson, director of external affairs

                                   +44 (0)20 7662 7544
Andrew Reid, head of group media relations

+44 (0)20 7662 3131
Sue Winston, head of group media relations

+44 (0)20 7662 8221
Vanessa Rhodes,
senior
group media relations manager
+44 (0)20 7662 2482
James Murgatroyd/Ed Simpkins, Finsbury

+44 (0)20

7251 3801

Analysts
Charles Barrows, investor relations director

+44 (0)20 7662 8115

Notes to editors:

  In accordance with paragraph
  LR 9.6.13R of the listing rules
  , Aviva confirms there is no information to be disclosed in terms of LR 9.6.13R (2) to LR 9.6.13R (6) inclusive, in respect of Michael Hawker.
  At the date of appointment Michael Hawker
  does not have
  a beneficial interest in the ordinary shares o
  f the company
  .
  Aviva is the world's fifth largest* insurance group, serving 50 million customers across Europe,
  North America
   and Asia Pacific.
  Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.
  We are the largest insurance services provider in the
  UK
   and one of the leading providers of life and pension products in
  Europe
  .
  A photograph of Michael Hawker is available
   at
  www.aviva.com/media/images-and-logos/
  For broadcast-standard video, please visit
  http://www.aviva.com/media/video/
  .

*based on gross worldw
ide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 December, 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary